FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 18, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 18, 2004                                        By: Lorraine Day
                                                             ------------------
                                                              Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)11.70 per Ordinary Share on 12 May 2004 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe         Acquisition of 11 Ordinary Shares under the partnership
                      element of the Plan (personal contribution)

                      Acquisition of 11 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr Coombe and the Company were advised of this information on 13 May 2004.



S M Bicknell
Company Secretary

13 May 2004

Issued -  Monday 17th May 2004, London - LSE Announcement


                               GLAXOSMITHKLINE PLC
                   ANNOUNCES CHANGES TO THE BOARD'S COMMITTEES


BOARD COMMITTEES

Remuneration Committee
The Board has appointed Sir Robert Wilson to succeed Mr McArthur as Chairman of the Remuneration Committee with immediate effect. Mr McArthur is to retire from the Board at the conclusion of today's Annual General Meeting.

Nominations Committee
The Board has appointed Dr Ronaldo Schmitz a member of the Nominations Committee, with immediate effect.

Corporate Responsibility Committee
The Board has appointed Sir Christopher Hogg to Chair the Corporate Responsibility Committee, on an interim basis, following the retirement of Mr McHenry from the Board at the conclusion of the AGM. The Board has also appointed Sir Ian Prosser a member of the Committee following Dr Barzach's retirement from the conclusion of the AGM.

S M Bicknell
Company Secretary
17th May 2004

                           BOARD COMMITTEE MEMBERSHIP
                         WITH EFFECT FROM 17TH MAY 2004.


-------------------- ------------------------ ----------------------------------

Board Committee      Committee Chairman       Members

-------------------- ------------------------ ----------------------------------

Audit                Dr Ronaldo Schmitz       Sir Peter Job
                                              Sir Ian Prosser
                                              Sir Robert Wilson
-------------------- ------------------------ ----------------------------------

Remuneration         Sir Robert Wilson        Mr H Lawrence Culp Jnr.
                                              Mr Crispin Davis
                                              Sir Peter Job

------------------- ------------------------- ----------------------------------

Nominations          Sir Christopher Hogg     Sir Ian Prosser
                                              Dr Ronaldo Schmitz

------------------ -------------------------- ----------------------------------

Corporate            Sir Christopher Hogg     Sir Ian Prosser
Responsibility                                Dr Lucy Shapiro
                     (Interim Chairman)
------------------ -------------------------- ----------------------------------



GSK Enquiries:

UK Media enquiries:                     Martin Sutton            (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                     Nancy Pekarek             (215) 751 7709
                                        Mary Anne Rhyne           (919) 483 2839
                                        Patricia Seif             (215) 751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542
                                        Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:         Frank Murdolo             (215) 751 7002
                                        Tom Curry                 (215) 751 5419

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 17 May 2004, that as a result of movement in the fund on 14 May 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,870,513 to 18,866,129 at an average price of $41.95.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

18 May 2004

Issued - Monday 17th May 2004, London - LSE Announcement


                      GLAXOSMITHKLINE PLC - RESULTS OF AGM

GlaxoSmithKline (GSK) announces that at today's Annual General Meeting all resolutions, including those electing and re-electing Board members, were passed by shareholders.

Commenting on the results Sir Christopher Hogg, Chairman of GlaxoSmithKline said "I'm very pleased that all the resolutions have been passed by such a substantial majority."

               GLAXOSMITHKLINE ANNUAL GENERAL MEETING POLL RESULTS

The following table shows the votes cast for each resolution:

-- ------------------- ---------------- ------

   Resolution          Total votes       %
                       for*
-- ------------------- ---------------- ------
1. Adoption of         3,772,569,153    98.61
   Financial
   Statements
-- ------------------- ---------------- ------
2. Approval of the     3,256,510,243    89.49
   Remuneration
   Report
-- ------------------  ---------------- ------
3. Election of Mr H    3,915,556,226    99.46
   L Culp
-- ------------------  ---------------- ------
4. Election of Mr C    3,915,875,382    99.46
   Davis
-- ------------------  ---------------- ------
5. Election of Sir     3,916,386,157    99.45
   Robert Wilson
-- ------------------  ---------------- ------
6. Election of Dr T    3,861,633,390    99.33
   Yamada
-- ------------------  ---------------- ------
7. Re-election of      3,876,671,124    98.83
   Sir Christopher
   Hogg
-- -----------------  ----------------- ------
8. Re-appointment of  3,758,892,246     99.32
   Auditors
-- -----------------  ----------------- ------
9. Remuneration of    3,918,517,277     99.48
   Auditors
-- -----------------  ----------------- ------
10.Authorise          3,843,373,653     97.99
   donations to EU
   Political
   Organisations &
   incur EU
   Political
   Expenditure
-- -----------------  ----------------- ------
11.Disapplication of  3,904,964,468     99.00
   pre-emption
   rights***
-- -----------------  ----------------- ------
12.Authority for the  3,882,768,808     99.45
   Company to
   purchase its own
   shares***


-- ------------------  ---------------- ------ ----------------- ---------------

   Resolution          Total votes      %      Total votes cast  Abstentions**
                       against
-- ------------------  ---------------- ------ ----------------- ---------------
1. Adoption of         53,133,367       1.39   3,825,702,520     126,825,561
   Financial
   Statements
-- ------------------  ---------------- ------ ----------------- ---------------
2. Approval of the     382,337,135      10.51  3,638,847,378     314,504,441
   Remuneration
   Report
-- ------------------  ---------------- ------ ----------------- ---------------
3. Election of Mr      21,302,704       0.54   3,936,858,930     15,669,151
   H L Culp
-- ------------------  ---------------- ------ ----------------- ---------------
4. Election of Mr C    21,323,427       0.54   3,937,198,809     15,329,272
   Davis
-- ------------------  ---------------- ------ ----------------- ---------------
5. Election of Sir     21,552,354       0.55   3,937,938,511     14,589,570
   Robert Wilson

-- ------------------  ---------------- ------ ----------------- ---------------
6. Election of Dr T    26,051,285       0.67   3,887,684,675     64,843,406
   Yamada
-- ------------------  ---------------- ------ ----------------- ---------------
7. Re-election of      45,713,506       1.17   3,922,384,630     30,143,451
   Sir Christopher
   Hogg
-- ------------------  ---------------- ------ ----------------- ---------------
8. Re-appointment      25,819,263       0.68   3,784,711,509     167,816,572
   of Auditors
-- ------------------  ---------------- ------ ----------------- ---------------
9. Remuneration of     20,305,032       0.52   3,938,822,309     13,705,772
   Auditors
-- ------------------  ---------------- ------ ----------------- ---------------
10.Authorise           78,986,180       2.01   3,922,359,833     30,168,248
   donations to EU
   Political
   Organisations &
   incur EU
   Political
   Expenditure
-- ------------------  ---------------- ------ ----------------- ---------------
11.Disapplication      39,246,915       1.00   3,944,211,383     8,316,698
   of pre-emption
   rights***
-- ------------------  ---------------- ------ ----------------- ---------------
12.Authority for       21,328,838       0.55   3,904,097,646     48,430,435
   the Company to
   purchase its own
   shares***

-- ------------------  ---------------- ------ ----------------- ---------------


Notes:
*        Includes discretionary votes.
** An abstention is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***      Indicates Special Resolutions requiring a 75% majority

The following table provides further relevant information:

----------------------------------- ---------------------- ---------------------

                                    GlaxoSmithKline's      GlaxoSmithKline's
                                    Fourth AGM (2004)      Third AGM (2003)

----------------------------------- ----------------------- --------------------
Issued share capital                5,921,564,431           6,001,763,774
(excluding Treasury Shares)

----------------------------------- ----------------------- --------------------

Total votes cast and abstentions    66.75%                  63.23%
lodged as a % of GSK's issued
share capital (excluding Treasury
Shares).

---------------------------------- ------------------------ --------------------
Total shareholder population.      230,939                  241,420

---------------------------------- ------------------------ --------------------
Total number of proxies lodged.    17,400                   18,560


---------------------------------- ------------------------ --------------------
% of shareholders who lodged       7.53%                    7.69%
proxies.

--------------------------------- ------------------------- --------------------
Number of shareholders, corporate 349                       532
representatives and proxies who
attended the AGM
--------------------------------- ------------------------- --------------------


S M Bicknell
Company Secretary
17th May 2004

These results will shortly be available on the Company's website www.gsk.com.

Enquiries:

UK Media enquiries:                      Martin Sutton           (020) 8047 5502
                                         David Mawdsley          (020) 8047 5502
                                         Chris Hunter-Ward       (020) 8047 5502

US Media enquiries:                      Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839
                                         Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:     Duncan Learmouth        (020) 8047 5540
                                         Anita Kidgell           (020) 8047 5542
                                         Philip Thomson          (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419